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W. THOMAS CONNER
DIRECT LINE: 202.383.0538
Internet: Thomas.conner@sablaw.com

                               December 20, 2006

VIA MESSENGER

Michael L. Kosoff
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

   RE: Initial Registration Statements on Form N-4 for: MetLife Investors USA
       Insurance Company and MetLife Investors USA Separate Account A (File
       No. 333-137968); and First MetLife Investors Insurance Company and First MetLife Investors Variable Annuity Account One (File No. 333-137969)

Dear Mr. Kosoff:

   On October 12, 2006, MetLife Investors USA Insurance Company ("MLI USA") and First MetLife Investors Insurance Company ("FMLI") (together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (the "Separate Accounts") filed the above-referenced registration statements on Form N-4 (the "Registration Statements") for a new variable annuity contract. As you know, we provided the staff ("Staff") of the Securities and Exchange Commission ("Commission") with courtesy copies of the Registration Statements on October 13, 2006.

   We received written comments from the Staff on the Registration Statements by facsimile dated December 11, 2006. The Staff requested that responses to the comments be made in writing. The Companies' responses are set forth below. For convenience, each response is preceded by the applicable Staff comment.

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Michael L. Kosoff
December 20, 2006
Page 2

Comment One: Fee Table (p. 6-7)

       a. Please be sure to update the fee tables as per Staff comments on the stalking horse registration statements filed on July 6, 2006.

       b. With regard to the M&E charge structure, please supplementally explain whether there is any detriment to the investor for estimating he would invest over $500,000 in the first year, regardless of how much he actually invests.

       c. Please describe in general terms in note 2 how the "Guaranteed Withdrawal Amount" is determined.

Response:

       a. The fee tables have been updated to reflect Staff comments on the stalking horse registration statements filed on July 6, 2006.

       b. There is no detriment to an investor for estimating that he would invest over $500,000 in the first year, regardless of how much he actually invests. The Companies will not seek to recover any expenses from the investor. Starting with the second contract year, the investor's mortality and expense risk charge will be based on the actual amount invested over the first year.

       c. After serious consideration, the Companies believe that there is a greater risk of confusion if the Companies add additional detail in the footnote about how the Guaranteed Withdrawal Amount is determined. The Companies believe that it is more beneficial for an investor to refer directly to the full discussion of the Guaranteed Withdrawal Amount. Therefore, the Companies decline to add the description.

Comment Two: Investment Portfolio Expenses (p. 8)

       a. Please explain in a footnote the .03% contractual expense waiver listed in conjunction with Pioneer Fund Portfolio. Please also include the expiration date of the waiver.

       b. With regard to footnote 2, please provide updated information on a more recent basis than October 2005.

Response:

       a. The Companies have revised the Investment Portfolio Expenses table to delete the columns titled "Contractual Expense Subsidy or Deferral" and "Net Total Annual Portfolio Expenses." For those investment portfolios with contractual expense

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Michael L. Kosoff
December 20, 2006
Page 3

       subsidies or deferrals, the Companies have provided information about the subsidies or deferrals in a footnote to the Investment Portfolio Expenses table.

    b. The Companies note that audited expense numbers for portfolios with fiscal years ending on October 31, 2006 will not be available until December 31, 2006. As the Companies and the principal underwriters are planning to request acceleration of the effective dates of the Registration Statements to a date prior to when the updated numbers will become available, the Companies do not believe that it would be appropriate to provide unaudited expense numbers for the portfolios in the meantime. Therefore, the Companies have retained audited expense numbers as of October 31, 2005 for these portfolios. The Companies note that these expense numbers will be updated as part of the post-effective amendment filings on May 1, 2007.

Comment Three: Examples (p. 11)

   Please confirm that the expense example will include the Account Fee and that the Lifetime Withdrawal Guarantee Rider will be the Joint Life version and that after year 1, will reflect the annual automatic step-up. Also, please revise the prospectus to note that the examples reflect maximum charges, not current.

Response:

   The Companies confirm that the Account Fee is included in the expense examples. The Companies also confirm that the Lifetime Withdrawal Guarantee Rider is the Joint Life version and that after year 1, will reflect the annual automatic step-up. The FMLI prospectus has been revised to follow an approach similar to the one used in the MLI USA prospectus. FMLI's Chart 1 under "Examples" has been revised to state:

   Chart 1 assumes you select the optional Annual Step-Up Death Benefit rider and the Lifetime Withdrawal Guarantee (Joint Life version) rider (assuming the maximum charge of 1.40%), which is the most expensive way to purchase the contract.

The Companies believe that the introduction to the "Examples" section conforms to the requirements of Item 3 of Form N-4 and, therefore, decline to make any revisions to the introduction.

Comment Four: The Annuity Contract (p. 13)

   It is recommended that you briefly describe the GWB rider in the summary section. At a minimum, please delete the phrase "cancel the rider" from the last sentence of the fourth paragraph.

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Michael L. Kosoff
December 20, 2006
Page 4

Response:

   The Companies have modified the prospectus disclosure by deleting the last line of the fourth paragraph under "The Annuity Contract" and replacing it with the following sentence:

   However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefits - Lifetime Withdrawal Guarantee").

Comment Five: Market-Timing (p. 20)

   Please supplementally explain how the underlying funds are able to monitor for market timing behavior. At present, do you pass through contractholder information to the underlying fund?

Response:

   The underlying funds have informed the Companies that, in order to monitor for market timing behavior, they generally review patterns of trading or unusual omnibus orders. At present, the Companies do not pass through contract owner information to underlying funds.

Comment Six: Annuity Payments (p. 27)

   Please describe any numerical limits on what AIR can be chosen.

Response:

   The Companies have added the following sentence under "Annuity Payment":

   Currently, you can select an AIR of 3% or 4%.

Comment Seven: Guaranteed Withdrawal Benefits (p. 30)

   Please place in bold the sentence that reads "the tax treatment of withdrawals under the GWB rider is uncertain."

Response:

   The Companies have placed in bold the sentence that reads "the tax treatment of withdrawals under the GWB rider is uncertain."

Comment Eight: Description of GWB III (p. 30-32)

    a. The prospectus states that the Guaranteed Withdrawal Amount "is the maximum you are guaranteed to receive." Under this option, however, this concept seems to be used solely to price the rider. Please revise the first

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Michael L. Kosoff
December 20, 2006
Page 5

       sentence to note how you may not get the Guaranteed Withdrawal Amount in the case of excessive withdrawals.

    b. The Guaranteed Withdrawal Amount is a figure used to calculate fees. This figure is not reduced for withdrawals. Therefore, it is the case that any excessive withdrawals not only lower the base and benefit amount, but also increase the rider fee relative to the benefit base. Therefore, please include a statement that excessive withdrawals both lower the benefit base and benefit amount, and increases the cost of the rider relative to the benefits you will receive.

    c. Please clarify supplementally why payments to other than the contract owner expose the contract owners to a reduction in benefits.

    d. Please make it clear that withdrawal rights end when the account value is reduced to zero.

    e. Please explain what the floor is on payments when the mandatory payments take effect.

Response:

    a. In order to provide a better flow of information, the Companies have re-organized the "Description of GWB III" section by moving the "Guaranteed Withdrawal Amount" paragraph to before "Benefit Base." In addition, the first sentence under "Benefit Base" has been moved to after the last sentence under "Guaranteed Withdrawal Amount." With regard to this sentence, the Companies note that it is qualified by the phrase "at issue" which makes the sentence accurate. On day one, the Guaranteed Withdrawal Amount is the maximum total amount of money that a contract owner is guaranteed to receive over time under the GWB rider.

    b. The Companies have added the following sentence at the end of the second paragraph under "Annual Benefit Payment":

       Furthermore, since the GWB rider charge is assessed as a percentage of the Guaranteed Withdrawal Amount, any decrease of the Annual Benefit Payment caused as a result of an excess withdrawal results in an increase in the cost of the rider relative to the benefits you will receive.

    c. Payments to other than the contract owner will reduce the benefit base to equal the account value, if lower. The GWB III rider is designed for the retirement needs of contract owners. The rider is priced accordingly and payments to other

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Michael L. Kosoff
December 20, 2006
Page 6

       than the contract owner would defeat the purpose of the rider, which is to provide retirement income and not to fund alternate investments.

    d. The Companies have added the following sentence after the first sentence under "Additional Information":

       Your withdrawal rights then come to an end.

    e. There is no floor on payments when mandatory payments begin. However, as noted under "Additional Information," the Companies reserve the right to accelerate any payment that is less than $500.

Comment Nine: Description of the Lifetime Withdrawal Guarantee

   Please explicitly state which adjustment is made first, the 5% Compounding Income Amount or the Automatic Annual Step-up. (Note: p. C-5 suggests the 5% compounding income amount adjustment is made first.)

Response:

   The Companies have added the following sentence under "5% Compounding Income Amount":

   The 5% increase described in this section will be made before any step-ups as described under "Automatic Annual Step-Up" below.

Comment Ten: GWB Rider (generally)

   Please refer the reader by cross-reference to the specific examples for a given concept, where appropriate. For example, where you describe the effect of withdrawals on the Benefit Base, include a cross reference to Appendix C, section A.

Response:

   Where appropriate, the Companies have added cross-references in the prospectus to Appendix C.

Comment Eleven: October 13, 2006 Letter

   Please upload the October 13, 2006 letter that accompanied the courtesy copies of the filings onto the EDGAR system.

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Michael L. Kosoff
December 20, 2006
Page 7

Response:

   The Companies have uploaded the October 13, 2006 letter onto the EDGAR system.

Comment Twelve: Financial Statements, Exhibits, and Other Information

   Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

Response:

   Financial statements and exhibits will be filed by pre-effective amendments to the Registration Statements.

Comment Thirteen: Tandy Representation

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   . Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

   . The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

   When the Companies request acceleration of the effective date of the Registration Statements, the Companies will furnish a letter, at the time of such request, acknowledging that:

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Michael L. Kosoff
December 20, 2006
Page 8

   . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  *    *    *

   After the Staff has reviewed and indicated its concurrence with the responses set forth above, the Companies intend to file pre-effective amendments to the Registration Statements and request acceleration of the effective date of the Registration Statements. Therefore, if the responses are satisfactory to the Staff, please let us know. Additionally, if you have any questions or comments, please contact me at (202) 383-0590 or Aneal Krishnamurthy at (202) 383-0538.

                                          Yours truly,

                                          W. Thomas Conner

cc: Marie Swift
    Michele Abate
    John Towers
    Aneal Krishnamurthy